================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 -------------
                                (AMENDMENT NO. 9)

                           AAMES FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

  COMMON SHARES, PAR VALUE $.001 PER SHARE                  00253A 2
----------------------------------------------    ------------------------------
  (Title of class of securities)                           (CUSIP number)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800


--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications

                                February 6, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 14 Pages)

================================================================================


---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                      Page 2 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------
---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  SPECIALTY FINANCE PARTNERS

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                  (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  OO
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                        [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
----------------------------------- -------- ---------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER                                                           0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                     0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                          88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                        88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                        [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           93.05%
                       8.5%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- -------------------------------------------------


---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                      Page 3 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                     (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS: Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
---------------------- -------------------------------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                             0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675(1)
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                          88,201,675(1)
----------------------------------- -------- ---------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                        88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             93.05%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- -------------------------------------------------


(1) Solely in its capacity as a general partner of Specialty Finance Partners.

---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                      Page 4 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                    (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                            (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:   Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                          [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
---------------------- -------------------------------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                             0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675(2)
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                          88,201,675(2)
----------------------------------- -------- ---------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                   88,201,675
                       REPORTING PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                          [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             93.05%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- -------------------------------------------------


(2) Solely in its capacity as a general partner of Specialty Finance Partners.


---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                       Page 5 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  EQUIFIN CAPITAL PARTNERS, LTD.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                     (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:   Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Cayman Islands
----------------------------------- -------- ---------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                             0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675(3)
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                          88,201,675(3)
---------------------- -------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                        88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             93.05%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -------------------------------------------------


(3) Solely in its capacity as a general partner of Specialty Finance Partners.



---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                      Page 6 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, L.P.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
                                                                                                                     (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
----------------------------------- -------- ---------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                             0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675(4)
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                          88,201,675(4)
---------------------- -------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                        88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          93.05%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   PN
---------------------- ----------------------------------------------------------- -------------------------------------------------

(4) Solely in its capacity as the sole general partner of Capital Z Financial
Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.


---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                       Page 7 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  CAPITAL Z PARTNERS, LTD.

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                     (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS:  Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                            [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda
----------------------------------- -------- ---------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER:                                                             0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                               88,201,675(5)
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                        0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                         88,201,675(5)
---------------------- -------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                        88,201,675
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                           [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          93.05%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- -------------------------------------------------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.


---------------------------------------------------------------------------------                 ----------------------------------
CUSIP No. 00253A 2                                                                      13D                       Page 8 of 14 Pages
----------------------------------------------------------------------------------                ----------------------------------

---------------------- -------------------------------------------------------------------------------------------------------------

          1            NAME OF REPORTING PERSON:  CAPITAL Z MANAGEMENT, LLC

                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                      (A) [ ]
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------

          3            SEC USE ONLY
---------------------- -------------------------------------------------------------------------------------------------------------

          4            SOURCE OF FUNDS: Not Applicable
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                         [_]
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
---------------------- -------------------------------------------------------------------------------------------------------------

          6            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
----------------------------------- -------- ---------------------------------------------------------------------------------------

            NUMBER OF                  7     SOLE VOTING POWER                                                            0
              SHARES
----------------------------------- -------- ---------------------------------------------------------------------------------------

           BENEFICIALLY                8     SHARED VOTING POWER:                                                  210,000
             OWNED BY
----------------------------------- -------- ---------------------------------------------------------------------------------------

               EACH                    9     SOLE DISPOSITIVE POWER:                                                      0
            REPORTING
----------------------------------- -------- ---------------------------------------------------------------------------------------

           PERSON WITH                10     SHARED DISPOSITIVE POWER:                                             210,000
---------------------- -------------------------------------------------------------------------------------------------------------

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                       REPORTING PERSON:                                                                           210,000
---------------------- -------------------------------------------------------------------------------------------------------------
                                                                                                                       [_]
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
---------------------- -------------------------------------------------------------------------------------------------------------

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                            0.22%
                       8.5%
---------------------- ----------------------------------------------------------- -------------------------------------------------

         14            TYPE OF REPORTING PERSON:                                   OO
---------------------- ----------------------------------------------------------- -------------------------------------------------


           This Amendment No. 9 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999, August 11, 1999, April 12, 2000, June 30, 2000, July 24, 2000, April 30, 2002, June 6, 2002
and September 20, 2002. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

           Item 4.  Purpose of the Transaction.
                    ---------------------------

           Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

           Pursuant to the Company's offer to exchange (the "Exchange Offer") all outstanding Existing Debentures for newly issued 5.5% Convertible Subordinated Debentures due 2012 of the Company (the "New Debentures"), SFP tendered $41,616,000 aggregate principal amount of Existing Debentures and received $41,616,000 aggregate principal amount of New Debentures in the Exchange Offer. On December 23, 2002, the Company redeemed through a scheduled mandatory sinking fund payment 40% of the New Debentures outstanding, including those held by SFP. After receipt of the sinking fund payment, SFP held $24,969,600 principal amount of New Debentures. On February 6, 2003, SFP forgave $24,969,600 aggregate principal of the New Debentures at the request of the Company. As a result of the forgiveness of indebtedness, SFP no longer holds any New Debentures.

           Item 5.  Interest in Securities of the Issuer.
                    -------------------------------------

           Items 5(a) and 5(b) of Schedule 13D are hereby amended and restated in their entirety by substituting the following in lieu thereof:

           (a) SFP
               ----

           As a result of such transactions, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Capital Z
           ---------

           In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Capital Z Private Fund
           ----------------------

           In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Equifin
           -------

           In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z L.P.
           ----------

           In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock,
(iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z Ltd.
           ----------

           In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,201,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock, (iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 93.05% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the Company's securities held by SFP).

           Cap Z Management
           ----------------

           Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 210,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 94,793,901 shares of Common Stock outstanding (as provided by the Company plus (i) 5,340,800 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, (ii) 18,827,346 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock,
(iii) 58,823,529 shares of Common Stock issuable upon conversion of the Series D Convertible Preferred Stock, (iv) 5,000,000 shares of Common Stock issuable upon exercise of the Series D Warrant, and (v) 210,000 shares of Common Stock that are issuable upon exercise of options that are exercisable within 60 days), represents approximately 0.22% of the outstanding shares of Common Stock (assuming the exercise or conversion of all of the shares of the Company's securities held by SFP).

     (b) SFP
        -----

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                  88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Capital Z
     ---------

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                  88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Cap Z Private Fund
     ------------------

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                  88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Equifin
     -------

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                  88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Cap Z L.P.
     ----------

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                 88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Cap Z Ltd.
     ----------

     1. Sole power to vote or to direct the vote                        -0-
     2. Shared power to vote or to direct the vote                  88,201,675
     3. Sole power to dispose or to direct the disposition              -0-
     4. Shared power to dispose of or to direct the disposition     88,201,675

     Cap Z Management
     ----------------

     1. Sole power to vote or to direct the vote                       210,000
     2. Shared power to vote or to direct the vote                      -0-
     3. Sole power to dispose or to direct the disposition             210,000
     4. Shared power to dispose of or to direct the disposition         -0-

                                   SIGNATURES

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   February 6, 2003


                       CAPITAL Z FINANCIAL SERVICES FUND II, L.P.,
                          a Bermuda limited partnership

                       By:       Capital Z Partners, L.P., its General Partner
                       By:       Capital Z Partners, Ltd., its General Partner


                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel


                       CAPITAL Z PARTNERS, L.P.,
                          a Bermuda limited partnership

                       By:       Capital Z Partners, Ltd., its General Partner


                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel


                       CAPITAL Z PARTNERS, LTD.,
                       a Bermuda corporation

                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel


                       CAPITAL Z MANAGEMENT, LLC,
                          a Delaware limited liability company

                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel

                       SPECIALTY FINANCE PARTNERS,
                          a Bermuda general partnership

                       By:       Capital Z Financial Services Fund II, L.P.,
                                 its General Partner
                       By:       Capital Z Partners, L.P., its General Partner
                       By:       Capital Z Partners, Ltd., its General Partner


                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel


                       CAPITAL Z FINANCIAL SERVICES PRIVATE
                          FUND II, L.P., a Bermuda limited partnership

                       By:       Capital Z Partners, L.P., its General Partner
                       By:       Capital Z Partners, Ltd., its General Partner


                       By:       /s/ David A. Spuria
                                 -----------------------------------------------
                                 Name:      David A. Spuria
                                 Title:     General Counsel


                       EQUIFIN CAPITAL PARTNERS, LTD.,
                          a Cayman Islands corporation

                       By:       /s/ Mani A. Sadeghi
                                 -----------------------------------------------
                                 Name:  Mani A. Sadeghi
                                 Title: President, Chief Executive Officer
                                        and Director